Exhibit 99.2

Disclaimer: Forward looking statements This presentation, and other statements that James Hardie Industries SE (James Hardie) may make, including statements about the benefit of James Hardie's re-domicile to Ireland as an Irish SE (the Proposal) may contain forward-looking statements. James Hardie may from time to time make forward- looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company's officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbour Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: statements about the company's future performance; projections of the company's results of operations or financial condition; statements regarding the company's plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products; expectations concerning the costs associated with the suspension or closure of operations at any of the company's plants and future plans with respect to any such plants; expectations that the company's credit facilities will be extended or renewed; expectations concerning dividend payments; statements concerning the company's corporate and tax domiciles and potential changes to them, including potential tax charges; statements regarding tax liabilities and related audits, reviews and proceedings; statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the ASIC; expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; expectations concerning indemnification obligations; and statements about product or environmental liabilities. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "aim," "will," "should," "continue" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Important Notice The material on this page should be read in conjunction with the Explanatory Memorandum i

Forward-looking statements are based on the company's estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause the company's actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under "Risk Factors" in James Hardie's registration statement (described below under the heading "Additional information and where to find it) include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company's financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; a customer's inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; the company's proposal to transfer its corporate domicile from The Netherlands to Ireland to become an Irish "SE" company; compliance with and changes in laws and regulations; currency exchange risks; the concentration of the company's customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in the company's key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company's reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate). The company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company's current expectations concerning future results, events and conditions. Important Notice - Continued The material on this page should be read in conjunction with the Explanatory Memorandum ii

Additional information and where to find it In connection with the Proposal, James Hardie has lodged with Australian Securities Exchange (ASX) and filed with the United States Securities and Exchange Commission (SEC) a Registration Statement on Form F-4 with additional information concerning the Proposal, including a copy of an Explanatory Memorandum/prospectus. The Registration Statement was declared effective by the SEC on April 21, 2010. While there is no new issue of securities involved in the Proposal under Australian law, under the US federal securities law James Hardie Industries SE is treated as a new registrant and the Explanatory Memorandum constitutes a prospectus for the purposes of US federal securities law. The Explanatory Memorandum is not a prospectus for the purposes of Australia's Corporations Act, 2001. Accordingly, it does not contain all of the information that would be required to be contained in an Australian prospectus and has not been, and will not be, lodged with the ASIC. Investors and security holders of James Hardie are urged to read the Explanatory Memorandum and any amendments, as well as any other relevant documents lodged or filed with the ASX or SEC as they become available because they contain and will contain important information about James Hardie and the Proposal. The Registration Statement, James Hardie's Annual Report on Form 20-F and James Hardie's subsequent reports filed with or furnished to the SEC and other relevant materials (when they become available) may be read and copied at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, from which any electronic filings made by James Hardie may be obtained without charge. In addition, investors and security holders may obtain copies of the documents filed with or furnished to the SEC upon oral or written request without charge. Requests may be made by calling the Information Helpline in Australian at 1800 675 021 (between 8.00am and 5.00pm AEST) or elsewhere in the world at +1-949-367-4900 (between 8.00am and 5.00pm US Central Time) or in writing by regular and electronic mail at the following address: James Hardie Industries SE, Atrium, 8th Floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands, Attention: Company Secretary; email: infoline@jameshardie.com. All material documents filed with the SEC will also be lodged with the ASX and posted on the James Hardie Investor Relations website (www.jameshardie.com, select James Hardie Investor Relations). Participants in the solicitation James Hardie and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of James Hardie in connection with the Proposal. Information about the executive officers and directors of James Hardie and their ownership of James Hardie common stock is set out in the Explanatory Memorandum forming part of the Registration Statement. Additional Information The material on this page should be read in conjunction with the Explanatory Memorandum iii

Item of Business

Approve transformation to an Irish "SE" company The material on this page should be read in conjunction with the Explanatory Memorandum Resolution Summary

Chairman's Address Michael Hammes

On August 21, 2009, shareholders approved Stage 1 of the two stage proposal to redomicile the company Over 99% of votes cast at the extraordinary general meeting were in favour of the resolution On 19 February 2010, James Hardie completed its transformation to a European Company (Societas Europea (SE)) registered in The Netherlands We now seek your approval to proceed with Stage 2 of the proposal, to transform JHI SE to an Irish SE by moving our corporate domicile to Ireland Proposal to move James Hardie to Ireland 1 The material on this page should be read in conjunction with the Explanatory Memorandum

Allows key senior managers to spend more time with the company's operations and in its markets Provides greater certainty for James Hardie to obtain benefits under the current US/Ireland tax treaty than is the case under the US/Netherlands tax treaty Increases the company's flexibility by allowing certain types of transactions under Irish law (and aided by availability of schemes of arrangement) Simplifies the company's governance to a single board of directors Permits most shareholders to be eligible to receive distributions from James Hardie free from dividend withholding tax Key benefits of the Proposal The Proposal 2 The material on this page should be read in conjunction with the Explanatory Memorandum

Shareholders will continue to hold the same securities James Hardie will continue to be listed on the ASX and NYSE Most shareholders3 will be able to receive distributions from Irish SE free from dividend withholding tax (which may, depending on their circumstances, be available for offset or credit) To obtain exemption from dividend withholding tax shareholders will be required to file a non-Irish resident declaration form which will be made available to shareholders There should be no adverse capital gains tax consequences for most shareholders4 and a final ruling has been obtained from the ATO to that effect for Australian shareholders What the Proposal means for shareholders 3 Shareholders resident in a jurisdiction that has not entered a tax treaty with Ireland and outside the EU will generally be subject to double Irish dividend withholding tax at a rate of 20% 4 Individual shareholders should refer to the Explanatory Memorandum and also seek professional advice relating to their own circumstances 3 The material on this page should be read in conjunction with the Explanatory Memorandum

The total cost associated with the Proposal and the transfer of intellectual property and finance activities is estimated at approximately US$63m Transaction costs associated with implementation of Stage 1 were approximately US$20m Associated with Stage 1 of the Proposal, James Hardie exited its Financial Risk Reserve regime and also moved its intellectual property and financing activities from The Netherlands to entities tax resident in Ireland Taxes imposed in The Netherlands are currently estimated at approximately US$41m as a result of the capital gain on the transfer of our intellectual property and treasury and finance operations from The Netherlands The remaining US$2m costs of the Proposal relate to: advisory fees, and other expenses associated with the Proposal Costs of the Proposal 4 The material on this page should be read in conjunction with the Explanatory Memorandum

At the Extraordinary Information Meeting to approve Stage 1 of the Proposal the directors agreed to consult with interested parties regarding JHI SE's Memorandum and Articles of Association. As a result of this consultation directors have agreed to: Change the Articles to remove the provision to allow the Board to remove a fellow director Set a single ownership threshold and simplify the information requirements for shareholders to put items on the agenda of general meetings, or nominate directors Change Articles to provide a 21 day notice period for EGMs Consultation Process 5 The material on this page should be read in conjunction with the Explanatory Memorandum

The company announced on 20 May 2009 that is would omit the year end dividend for fiscal year 2009 to conserve capital The company stated, at that time, that until market and global economic conditions improved significantly and the level of uncertainty surrounding future industry trends and company specific contingencies dissipates, the company will continue to omit dividends While there has been some improvements in the markets in which we operate, the Board has determined that it is still appropriate to continue to omit dividends Dividends 6 The material on this page should be read in conjunction with the Explanatory Memorandum

Once Stage 2 is implemented, AGMs and Board meetings will be held in Ireland Shareholders will be able to participate in shareholder meetings through a live simulcast of meetings in Ireland, and ask questions and vote To vote at shareholder meetings shareholders must complete the relevant section of the Voting Instruction Form AGMs to be held in Ireland 7 The material on this page should be read in conjunction with the Explanatory Memorandum

The Proposal will not change James Hardie's overall commitment to make contributions to the AICF under the Amended and Restated Final Funding Agreement (AFFA) James Hardie, as an Irish SE, will continue to be bound by the AFFA The NSW Government and the trustees of the AICF have been consulted in relation to the Proposal. The capacity of the AICF to satisfy claims is linked to the long-term financial success of James Hardie, especially the company's ability to generate net operating cash flow Under the AFFA, the AICF is required to be funded on an annual basis subject to the application of various provisions, including a cap on annual contributions of 35% of James Hardie's free cash flow5 in the financial year immediately preceding a payment James Hardie will make a funding contribution of approximately US$64m to the AICF in the second quarter of FY11 Payments to the AICF 5 Free cash flow for these purposes is calculated under US GAAP as in force at 21 December 2004 8 The material on this page should be read in conjunction with the Explanatory Memorandum

Summary Review of domicile, completed over several years, concluded that it was in the best interests of James Hardie and its shareholders to (1) transform James Hardie into a European company and (2) move the corporate domicile from The Netherlands to Ireland Other options were considered. However due to a number of factors and the complexity of operating in multiple jurisdictions many options were not considered viable or appropriate Moving the domicile to Ireland offers considerable operational benefits and simplifies the company's governance model without disadvantaging shareholders and other stakeholders Although there are costs involved, the Proposal to change domicile to Ireland is considered by the directors to be the best course of action at this time for James Hardie and it shareholders 9 The material on this page should be read in conjunction with the Explanatory Memorandum

Appendix Proposal to move James Hardie to Ireland (background) Other options considered Key risks associated with the Proposal Features of Irish Company Law vii The material on this page should be read in conjunction with the Explanatory Memorandum

Background Corporate domicile has been under review for considerable time The review concluded that remaining in The Netherlands was no longer desirable due to: the requirement for key senior managers to spend substantial time in The Netherlands and away from markets and operations in order to qualify for US/Netherlands tax treaty benefits the ongoing risk of future disputes with the US Internal Revenue Service (IRS) the December 2010 expiry of favourable tax concessions in The Netherlands As a result of the review, directors concluded that a move to Ireland is the best course of action at this time and is in the best interests of James Hardie and its shareholders Proposal to move James Hardie to Ireland viii The material on this page should be read in conjunction with the Explanatory Memorandum

James Hardie considered other options, including: Moving James Hardie to the US not practically possible as it requires acceptance by a minimum of 95% of issued shares to move to compulsory acquisition was not considered possible without the risk of two listed entities or significant uncertainty relating to tax outcomes for shareholders Moving James Hardie to Australia not practically possible as it requires acceptance by a minimum of 95% of issued shares to move to compulsory acquisition was not considered possible without the risk of two listed entities or significant uncertainty relating to tax outcomes for shareholders merely moving the tax residence of James Hardie to Australia would not eliminate the 15% Dutch dividend withholding tax on distributions to most holders Other options considered ix The material on this page should be read in conjunction with the Explanatory Memorandum

The expected benefits could be materially different from actual benefits obtained as a result of actions outside the control of James Hardie, including: the Proposal puts James Hardie at risk of future law changes, including to Irish and US laws and the US/Ireland tax treaty James Hardie will also have to act so that: the parent company and certain subsidiaries remain tax resident in Ireland the facts as represented in rulings with revenue authorities are consistent with actions taken in the future by James Hardie changes to the board, employees' locations and headquarters cause as little disruption as possible After taking account of these risks, the directors of James Hardie believe that the Proposal is the best course of action at this time and is in the best interests of James Hardie and its shareholders Key risks associated with the Proposal x The material on this page should be read in conjunction with the Explanatory Memorandum

Features of Irish Company Law In contrast to Dutch company law, Irish company law offers greater flexibility and provides for more achievable shareholder acceptance thresholds for certain types of transactions For example, Irish company law: provides for schemes of arrangement Requires 80% (instead of 95%) of the issued share capital of the Irish SE to be acquired to effect a compulsory acquisition Provides for statutory takeover regime xi The material on this page should be read in conjunction with the Explanatory Memorandum